Exhibit 2.2

AMENDMENT

     Amendment, dated as of May 31, 2005, to the Sale and Purchase Agreement (the “Purchase Agreement”), dated as of January 12, 2005, by and among Newell Rubbermaid Inc. (“Parent”) and Jardin International Holding BV (the “Purchaser”). Any capitalized term used herein without definition shall have the meaning assigned thereto in the Purchase Agreement.

     Parent and the Purchaser hereby agree to amend the Purchase Agreement as follows:

     1. Amendment to Section 1.3(e). Section 1.3(e) is hereby amended by deleting from the seventh and eighth lines thereof the phrase “as determined by an independent accounting firm jointly designated by Parent and the Purchaser”.

     2. Amendment to Section 3.1(a). Section 3.1(a) is hereby amended as follows:

(a)	By inserting after the phrase “giving effect to the Secondary Transfers (as defined in Section 6.2(a))” in the seventh line thereof the phrase “, and including the EHP Mixed Accounts Receivable but excluding all accruals in respect of potential liabilities relating to Hungarian subsidy agreements as described in Schedule 4.7(a)”; and

(b)	By inserting after the phrase “the physical inventory performed in accordance with Section 6.3(c)” at the end thereof the words “and any net adjustment to the inventory that occurs between the completion of such physical inventory and the Closing Date”.

     3. Amendments to Section 3.1. Section 3.1 is hereby amended as follows:

(a)	By deleting the last paragraph of Section 3.1(f):

(b)	By inserting the following as a new Section 3.1(g) after Section 3.1(f):

“The amount of the Adjusted Closing Date Cash Position shall be paid by the Purchaser to Parent no more than 30 days after the delivery of the Adjusted Financial Certificate (or after the date on which the Financial Certificate shall be deemed to constitute the Adjusted Financial Certificate).

(c)	By inserting the following as a new Section 3.1(h) after the new Section 3.1(g):

“Any payment under these Sections 3.1(f) and (g) shall be made by wire transfer of immediately available funds to the account of the Purchaser or Parent, as the case may be, such account having been designated in writing at least two Business Days prior to the date on which such payment is scheduled to be made.”

(d)	By renumbering the existing Section 3.1(g) to become Section 3.1(i).

     4. Amendment to Section 3.2(b). Section 3.2(b) is hereby amended by inserting after the phrase “less amounts previously paid pursuant to this Section 3.2” the words “and amounts previously payable pursuant to this Section 3.2 which amounts were offset pursuant to Section 3.1(f) or Section 6.21(a) hereof”.

     5. Amendment to Section 3.2(c). Section 3.2(c) is hereby amended by deleting the phrase “June 30, 2005” at the end thereof and replacing such phrase with the words “90 days following the Closing Date”.

     6. Amendment to Section 4.4(d). Section 4.4(d) is hereby amended by deleting Section 4.4(d) in its entirety and substituting the following:

     “(d) All Accounts Receivable relating to the EHP Business as of September 30, 2004, including any EHP Mixed Accounts Receivable, have been properly allocated and reflected in the Net Working Capital Positions. All Accounts Receivable relating to the EHP Business as of the Closing Date shall be transferred to the Purchaser on the Closing Date, other than the Mixed Accounts Receivable (as defined in Section 6.13(b)), which shall be treated in accordance with Section 6.13(b). As of the Closing Date, no Accounts Receivable relating to the EHP Business are owned by any Subsidiary or Affiliate of Parent that is not an EHP Subsidiary;”

     7. Amendment to Section 4.7(a). Section 4.7(a) is hereby amended as follows:

(a)	By deleting after the phrase “past practice since September 30, 2004” in the fourth and fifth lines thereof the word “and”; and

(b)	By inserting at the end thereof the phrase “and (iii) as set forth on Schedule 4.7(a)”.

     8. Amendment to Section 4.8(a). Section 4.8(a) is hereby amended by inserting after the phrase “that relate exclusively to the non-EHP Business,” in the sixth and seventh lines thereof the words “and, in the case of Poland any Asset set forth in

Schedule 4.8(a)-1 hereof, and, in the case of The Netherlands, any Asset set forth on Schedule 1.3 and not set forth on Schedule 4.8(a)-1 (such missing Dutch Assets, together with the Polish Assets referred to above, the “Missing Assets”), and Newell further represents that none of the Missing Assets, individually or in the aggregate, is material to the conduct of the EHP Business as currently conducted and none is used to manufacture any product in the current EHP catalog or any other product currently marketed by the EHP Business.”

     9. Amendment to Section 4.13(d). Section 4.13(d) is hereby amended by inserting at the end thereof, the phrase “; provided, however, that any failure to maintain a sufficient level of collateral under Subsidy Contract, no.: 171-072-02141 with the Hungarian Ministry of Agriculture and Rural Development shall not constitute a breach giving rise to indemnification rights under this Agreement”.

     10. Amendment to Section 4.17(d). Section 4.17(d) is hereby amended by deleting the word “The” at the start thereof and replacing such word with the phrase “Except as set forth in Schedule 4.17(d), the”.

     11. Amendment to Section 6.2(b). Section 6.2(b) is hereby amended by deleting Section 6.2(b) in its entirety and substituting the following:

     “(b) On or prior to the Closing Date, Parent shall cause the Stock Sellers to segregate all the commercially sensitive information related to non-EHP Business held by the Transferred Subsidiaries prior to Closing, which relate to the last 5 years prior to the Closing Date (the “Mixed Books and Records”).

     The Mixed Books and Records shall be deposited at the Closing Date at the location maintained by Parent that is notified to Purchaser in writing on the Closing Date. The Mixed Books and Records are to be held by Parent for a period of five years as from the Closing Date. In the event that the Purchaser or the relevant Transferred Subsidiary is required in connection with any proceeding by or before a Governmental Authority, or otherwise required by law including in connection with preparation of audited financial statements, to present or review any portion of the information contained in the Mixed Books and Records, the Purchaser shall give prompt written notice of such requirement to Parent, and in any event not later than 10 Business Days prior to the proposed presentation or review required by law. Parent shall present to the Purchaser or its outside legal, Tax or accounting representatives only that portion of the Mixed Books and Records which is legally required to be disclosed and, whenever disclosure is made to the Purchaser, redacted to omit any commercially-sensitive information. Such materials and the information contained therein shall be used exclusively for the purposes of complying with the aforementioned legal or regulatory requirements. Any commercially-sensitive information disclosed to the Purchaser’s representatives shall not be disclosed by them to the Purchaser except that summaries or aggregate data based on or derived from such information may be provided to the Purchaser. Parent shall be responsible for any claims, actions, suits, or proceedings brought by any governmental entity resulting solely from the existence and the working of this Section 6.2(b).”

     12. Amendment to Section 6.3(c). Section 6.3(c) is hereby amended by inserting at the end thereof “or at such other time as Parent and the Purchaser may otherwise agree.”

     13. Amendment to Section 6.13(b). Section 6.13(b) is hereby amended by deleting Section 6.13(b) in its entirety and substituting the following:

“(b) To the extent there exist as of the Closing Date any accounts receivable owing to any of the Business Sellers or the Transferred Subsidiaries and relating to both EHP products and non-EHP products (the “Mixed Accounts Receivable”):

(i) for all Mixed Accounts Receivable owing to any Business Seller other than Newell Limited or any transferred Subsidiary other than Rubbermaid GmbH, Parent shall retain all such Mixed Accounts Receivable and pay to the Purchaser, within 15 days of the Closing, an amount in cash equal to the net value (as determined in accordance with the Agreed Accounting Principles) of the portion of such Mixed Accounts Receivable that relates to EHP products, as evidenced by the invoices for such Mixed Accounts Receivable and redacted to omit non-EHP items, which shall be delivered to Purchaser upon payment of such amount; and

(ii) For Mixed Accounts Receivable owing to Newell Limited or Rubbermaid GmbH, Parent may at its option, (A) retain any or all of such Mixed Accounts Receivable and pay to the Purchaser, within 15 days of the Closing, an amount in cash equal to the net value (as determined in accordance with the Agreed Accounting Principles) of the portion of such retained Mixed Accounts Receivable that relates to EHP products, as evidenced by the invoices for such Mixed Accounts Receivable and redacted to omit non-EHP items, which shall be delivered to the Purchaser upon payment of such amount, or (B) transfer to the Purchaser at Closing (I) in the case of Mixed Accounts Receivable owing to Newell Limited, Mixed Accounts Receivable having a maximum aggregate net value (as determined in accordance with the Agreed Accounting Principles) of €90,000 and (II) in the case of Mixed Accounts Receivable owing to Rubbermaid GmbH, Mixed Accounts Receivable having a maximum aggregate net value (as determined in accordance with the Agreed Accounting Principles) for the portion thereof that relates to non-EHP products of €30,000; and, upon any such transfer, Purchaser shall remit to Parent as and when collected all amounts collected in respect of the portion of such transferred Mixed Accounts Receivable that relates to non-EHP products. Parent shall provide to the Purchaser no later than the Business Day preceding the Closing Date a notice indicating which, if any, Mixed Accounts Receivable owing to Newell Limited or Rubbermaid GmbH it shall retain and which, if any, of such Mixed Accounts Receivable it shall transfer to the Purchaser pursuant to this Section 6.13(b)(ii).”

     14. Amendment to Section 6.13(c). Section 6.13(c) is hereby amended by deleting Section 6.13(c) in its entirety and substituting the following:

     “(c) Parent and the Purchaser expressly agree to instruct any person, whether a third-party service provider or an Affiliate of either party hereto providing such services pursuant to the Transition Services Agreements referred to in Section 6.11 or otherwise, that performs collection services in respect of the Mixed Accounts Receivables transferred to the Purchaser pursuant to Section 6.13(b)(ii) that the non-EHP portion of such receivables is being collected for the benefit of Parent notwithstanding the fact that the Purchaser has become the legal owner of such receivables.”

     15. Amendment to Section 6.16(b). Section 6.16(b) is hereby amended as follows:

(a)	By deleting the word “or” at the end of paragraph (ii) thereof;

(b)	By deleting the period at the end of paragraph (iii) thereof and replacing such punctuation mark with the phrase “; or”;

(c)	By inserting the following as a new paragraph at the end thereof:

“(iv) Prohibit or restrict Parent or any of its Affiliates from engaging in the manufacturing, marketing or sale of plastic food storage products as part of the Cookware Europe business of Parent (conducted using the Pyrex trademark) as such business is conducted by any of them as of the Closing Date (it being understood that any expansion or diversification of the Cookware Europe business of Parent after the Closing Date must comply with the provisions of this Section 6.16).”

     16. Amendment to Section 6.16(c). Section 6.16(c) is hereby amended by inserting after “organization and refuse removal” in the fourth line thereof the words “, in each case intended for the home,”.

     17. Amendment to Section 6.17(a). Section 6.17(a) is hereby amended by inserting the following after the first paragraph thereof:

“The parties expressly acknowledge that this Section 6.17 (a) does not prohibit the Purchaser, within the Territory, from distributing, selling or otherwise disposing of through any BtoB channel products that are the same or similar to those manufactured or marketed at any time prior to the Closing Date as part of the Commercial Products Business of the Newell Group and that are listed in Schedule 6.17(I) to the extent the Purchaser does not use any of the moulds or any of the intellectual property transferred or made available to the Purchaser (i) as part of the Assets of the Transferred Subsidiaries or the Transferred Assets, or (ii) under the terms of the Transition Services Agreements referred to in section 6.11 in the manufacture or marketing of such products.”

     18. Amendment to Section 6.17(b). Section 6.17(b) is hereby amended as follows:

(a)	by inserting after the phrase “the United States of America” the phrase, “Canada, Mexico”; and

(b)	by inserting the following after the first paragraph thereof:

“The parties expressly acknowledge that this Section 6.17 (b) does not prohibit the Purchaser, within the United States of America, Canada, Mexico or Asia, from engaging in, the manufacture or marketing of any products that are the same or similar to those manufactured or marketed at any time prior to the Closing Date, as part of the EHP Business to the extent the Purchaser does not use any of the moulds or any of the intellectual property transferred or made available to the Purchaser (i) as part of the Assets of the Transferred Subsidiaries or the Transferred Assets, or (ii) under the terms of the Transition Services Agreements referred to in section 6.11. in the manufacture or marketing of such products.”

     19. Addition of Section 6.23. Section 6.23 is hereby added after Section 6.22 to read as follows:

     “6.23 Inadvertent Payments.

In the event that Purchaser or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, receives, after the Closing Date, the benefit of any cash or other payment (whether in respect of accounts receivable or otherwise and regardless of source), to which the other party is legally entitled, (a) the parties shall cooperate with each other to identify any such cash or other payment and (b) the receiving party shall promptly forward and remit to, or otherwise reimburse, the other party for all such amounts.”

     20. Addition of Section 6.24. Section 6.24 is hereby added after new Section 6.24 to read as follows:

“6.24 Inadvertent Transfers.

(a) In the event that Parent, any Stock Seller or any Business Seller, on the one hand, or the Purchaser or any Transferred Subsidiary, on the other, becomes aware that (a) any Asset or Liability constituting an Unrelated Asset or Liability was inadvertently omitted from the Secondary Transfers or (b) any Asset not constituting a Transferred Asset or any Liability constituting an Excluded Liability was inadvertently included in any Local Agreement, and, therefore, erroneously transferred to the Purchaser, the parties shall, upon becoming aware of such transfer cooperate to transfer, at Parent’s expense, ownership of such Asset or Liability to Parent, any Stock Seller, any Business Seller or such Affiliate of Parent as it shall designate in the most efficient manner possible, as mutually agreed by Parent and the Purchaser, and without the need for consideration from Parent or the Purchaser.

(b) In the event that Parent, any Stock Seller or any Business Seller, on the one hand, or the Purchaser or any Transferred Subsidiary, on the other, becomes aware that (a) any Asset or Liability not constituting an Unrelated Asset or Liability was inadvertently included in the Secondary Transfers or (b) any Asset constituting a Transferred Asset or any Liability constituting an Assumed Liability was inadvertently omitted from any Local Agreement, and, therefore, erroneously retained by Parent, any Stock Seller, any Business or any Affiliate of Parent to which such Assets or Liabilities were transferred, the parties shall, upon becoming aware of such transfer cooperate to transfer, at Parent’s expense, ownership of such Asset or Liability to the Purchaser or such Affiliate of the Purchaser as it shall designate in the most efficient manner possible, as mutually agreed by Parent and the Purchaser, and without the need for consideration from the Purchaser or Parent.”

     21. Amendment to Section 7.1(a). Section 7.1(a) is hereby amended by deleting from the fourth line thereof the word “after” and replacing such word with the word “on”.

     22. Amendment to Section 7.1(c). Section 7.1(c) is hereby amended by deleting from the final line thereof the word “on” and replacing such word with the words “prior to”.

     23. Amendment to Section 8.5(c). Section 8.5(c) is hereby amended by deleting from the first paragraph thereof the phrase “ — The escrow agreement referred to in Section 6.2(b);”.

     24. Addition of Section 8.6(d). Section 8.6 is hereby added after Section 8.6(c) to read as follows:

     “(d) For the avoidance of doubt, each such Local Agreement shall be interpreted in accordance with its terms and in no circumstance shall any variation among the terms of the respective Local Agreements, whether resulting from local requirements or otherwise, effect the interpretation of each Local Agreement individually.”

     25. Addition of Section 8.6(e). Section 8.6(e) is hereby added after new Section 8.6(d) to read as follows:

     “(e) The parties expressly acknowledge and agree that no Local Agreement nor any agreement effecting the Secondary Transfers shall be interpreted to alter the economic or legal rights and obligations of the parties to this Agreement.”

     26. Addition of Section 9.6(c). Section 9.6(c) is hereby added after Section 9.6(b) to read as follows:

     “(c) Parent, the Stock Sellers and the Business Sellers shall, without any limitation as to duration, indemnify and hold harmless the Purchaser and the Transferred Subsidiaries from and against any and all Damages actually suffered or paid by the Purchaser or any Transferred Subsidiary as a result of any matter disclosed in Schedule 4.7(a), other than in connection with the obligation to maintain liens on equipment. The provisions set forth in this Article IX, with the exception of Sections 9.2, 9.4 and 9.5, shall apply to any claim for indemnification under this Section 9.6(c). In particular, any claim for indemnification under this Section 9.6(c) shall be administered in accordance with Section 9.3; it being agreed, however, that (i) notwithstanding receipt of initial notice prior to Closing, the notice requirement of Section 9.3(a)(i) shall apply upon receipt of any supplemental notice from the Hungarian authorities in respect of any matter for which the Purchaser and the Transferred Subsidiaries are entitled to be indemnified under this Section 9.6(c)and (ii) Parent, the Stock Sellers and the Business Sellers shall pay the value of any Damage for which the Purchaser and the Transferred Subsidiaries are entitled to be indemnified under this Section 9.6(c) not later than 10 days from the date on which (A) a final decision or award from a competent court, administrative authority or arbitration panel ordering payment, which payment may not be delayed by appeal or other judicial action, in respect of a Third Party Claim for which Parent, the Stock Sellers and the Business Seller are liable under this Section 9.6(c) has been notified to the Purchaser or the relevant Transferred Subsidiary or (B) an agreement or settlement has been entered into with such third party.”

     27. Amendment to Section 11.8(a). Section 11.8(a) is hereby amended by inserting after the definition of “Control” the following additional definition:

     “EHP Mixed Accounts Receivable” means the aggregate net value of the portion of all Mixed Accounts Receivable, whether retained by Parent or transferred to Purchaser, in either case, in accordance with Section 6.13(b), that relates to EHP Products.”

     28. Amendment to Schedule 4.6(a). Schedule 4.6(a) to the Purchase Agreement is hereby amended by inserting the financial statements set forth on Exhibit D at the end thereof.

     29. Addition of Schedule 4.7(a). Schedule 4.7(a) to the Purchase Agreement is hereby added after Schedule 4.6(b) to read as follows:

“Rubbermaid Kft. is and has been a party to various subsidy agreements with the Hungarian authorities. (See Schedules 1.1(b), 4.8(a) and 4.13(d).) These subsidy agreements impose certain covenants on Rubbermaid Kft. for the continued receipt of subsidies. Failure to comply with any of these covenants could result in repayment or reimbursement obligations for amounts provided under the subsidy agreements and, in the case of interest free loans provided under such agreements, payment of retroactive interest on borrowed amounts.

On February 10, 2005, Rubbermaid Kft. received a letter from the Hungarian Ministry of Agriculture and Rural Development alleging a failure to comply with the following covenants contained in Subsidy Contract, no.: 171-072-02141: (1) the obligation to maintain a specified level of employment and (2) the obligation to maintain certain liens on equipment. In April 2005, the auditors of Rubbermaid Kft. recommended including in the company’s statutory financial statements an accrual for $97,000 to cover potential penalties regarding employment levels. An accrual for that amount is reflected in the 2004 financial statements of the company.

Rubbermaid Kft. was previously party to Subsidy Contract no. 732/1/1998 with the Hungarian Ministry of Economy and Transport (included in the Data Room), which provided an interest-free loan to Rubbermaid Kft. but also included certain revenue and export revenue requirements. In October 2000 and again in November 2004, Rubbermaid Kft. applied to modify the applicable revenue and export revenue requirements but received no reply from the Ministry until February 25, 2005. Rubbermaid Kft. repaid the interest free loan in December 2004. In April 2005, the auditors of Rubbermaid Kft. informed the company that they recommended including in the financial statements an accrual for $649,000 to cover potential retroactive interest payments in respect of this matter. An accrual for that amount is reflected in the 2004 financial statements of the company.”

     30. Amendment to Schedule 4.8(c)(I). Schedule 4.8(c)(I) to the Purchase Agreement is hereby amended by deleting from the section entitled “Spain — Rubbermaid Iberia SA” the reference to the lease for the “Royales I” warehouse located at Zaragoza, Poligono Industrial Royales Altos, Calle H, N°36,38,40 and 42, Calle I, N°7,9,11,13, La Puebla de Alfinden.

     31. Amendment to Schedule 4.9. Schedule 4.9 to the Purchase Agreement is hereby amended to add the following at the end thereof:

     “In March 2005, Parent was informed that it would no longer be included in the OBI listing. In fiscal year 2004, OBI represented approximately USD 4 million of the net sales of the EHP Business.”

     32. Amendment to Schedule 4.11(a). Schedule 4.11(a) to the Purchase Agreement is hereby amended by inserting the following patents:

		Country		Appn.	Final
Type	Short Title	Filed	Filed	No.	No.	Applicant	Expiry	Status
DES	Bin with Lid	UK	02 Jan 98	2 071 431	2 071 431	Rubbermaid BV1	02 Jan 23	Granted
DES	Bin with Lid	UK	02 Jan 98	2 071 432	2 071 432	Rubbermaid BV1	02 Jan 23	Granted
DES	Container Hood	UK	07 Jan 88	1 047 560	1 047 560	Rubbermaid BV2	07 Jan 13	Granted

[1]	Formerly known as Curver BV.

[2]	Formerly known as Curver Rubbermaid BV.

     33. Addition of Schedule 4.8(a)-1. Schedule 4.8(a)-1 to the Purchase Agreement is hereby amended to read as set forth on Exhibit A.

     34. Amendment to Schedule 4.17(b). Schedule 4.17(b) to the Purchase Agreement is hereby amended by inserting at the end thereof, the following:

     “In March 2005, Parent was informed that it would no longer be included in the OBI listing. OBI ranked among the top 15 customers in the 2004 fiscal year.”

     35. Addition of Schedule 4.17(d). Schedule 4.17(d) to the Purchase Agreement is hereby added after Schedule 4.16 to read as set forth in Exhibit B.

     36. Amendment to Schedule 6.2. Schedule 6.2 to the Purchase Agreement is hereby amended to add the items set forth in Exhibit C.

     37. Full Force and Effect. Except as provided in this Amendment, the Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof.

     38. Governing Law. The interpretation and construction of this Amendment, and all matters relating hereto, shall be governed by the laws of France without giving effect to any conflict of law provisions thereof.

     39. Counterparts. This Amendment may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

JARDIN INTERNATIONAL HOLDING BV	NEWELL RUBBERMAID INC.

By: /s/ Oren Vanek	By: /s/ Jean-Christophe Hyvert

Name: Oren Vanek	Name: Jean-Christophe Hyvert
Title: Representative	Title: M&A Director

Additional Schedules

Schedule 4.8(a)-1	Molds, Material and Equipment

Schedule 4.17(d)	Material Agreements Containing Change of Control or Ownership Provisions